SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                Report on Form 6-K for the Month of November 2002
                             Dated November 25, 2002

                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  Form 20-F   |X|              Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                 Yes |_| No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Annex 1 Press Release. Banco Comercial Portugues, S.A. has announced its contemplated issuance in Portugal of mandatory convertible securities. Such securities are pending registration in Portugal with the Portuguese Stock Exchange Commission, will not be offered outside the Portuguese market, have not been and will not be registered under the Securities Act and may not be offered and sold within the United States or to U.S. Persons except only as described in the "Disclaimer" to the attached Press Release.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            BANCO COMERCIAL PORTUGUES, S.A.


                            By:            Antonio Rodrigues
                               ------------------------------------------------
                                           Antonio Rodrigues
                                           Member of the Board of Directors


                            By:            Luis Gomes
                               ------------------------------------------------
                                           Luis Gomes
                                           General Manager

Date: November 25, 2002

                                                                         Annex 1

FOR IMMEDIATE RELEASE                                          November 21, 2002

                                 [Press Release]

                                   Disclaimer

THIS PRESS RELEASE DOES NOT CONSTITUTE OR FORM PART OF AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION. NO OFFERING OF SECURITIES IS BEING MADE OUTSIDE THE PORTUGUESE MARKET, IN PARTICULAR NO OFFERING OF SECURITIES IS MADE IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

THE MANDATORY CONVERTIBLE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND MAY NOT BE OFFERED AND SOLD WITHIN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED UNDER REGULATION S OF THE SECURITIES ACT), EXCEPT TO "QUALIFIED INSTITUTIONAL BUYERS" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY RULE 144A. PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT SELLERS OF THE MANDATORY CONVERTIBLE SECURITIES MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A.

Lisbon, November 21, 2002 - Following Banco Comercial Portugues (BCP, NYSE: BPC, BCPPRA) announcement dated October 22, 2002 giving notice of its decision to issue, through a subsidiary company, preference shares with mandatory conversion into ordinary shares and considering the public disclosure meanwhile made by the Portuguese ExchangeSecurities Market Commission (CMVM) in November 8th, 2002, of a proposed regulation which, amongst other aspects, in the Portuguese legal framework mandatory convertible securities and authorises their issue by the company issuing the underlying assets itself, we hereby inform that the Board of Directors of Banco Comercial Portugues, S.A., in a meeting held today, and having the prior favourable opinion from its Fiscal , has resolved to adjust the announced issue to this new instrument by issuing 140,000,000 securities designated Capital BCP 2005, with a nominal value of 5 euros per security with mandatory conversion into BCP ordinary shares, and with the interest payment rights conditional to certain events that will be identified in the prospectus.

This issue is to be subscribed by BCP shareholders in the use of their pre-emption rights and the subscription rights will be traded in the Portuguese Stock Exchange.


The detailed terms and conditions of this issue, pending registration at CMVM,will in due time be made public, according to the legal applicable terms.

                                                          The Board of Directors

         Attached: Notice to Shareholders

Attachment

                             Notice to Shareholders

                                                                      Disclaimer

THIS DOES NOT CONSTITUTE OR FORM PART OF AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION. NO OFFERING OF SECURITIES IS BEING MADE OUTSIDE THE PORTUGUESE MARKET, IN PARTICULAR NO OFFERING OF SECURITIES IS MADE IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

THE MANDATORY CONVERTIBLE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND MAY NOT BE OFFERED AND SOLD WITHIN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED UNDER REGULATION S OF THE SECURITIES ACT), EXCEPT TO "QUALIFIED INSTITUTIONAL BUYERS" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY RULE 144A. PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT SELLERS OF THE MANDATORY CONVERTIBLE SECURITIES MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A.

1. The shareholders of Banco Comercial Portugues, S.A. are hereby advised that the Board of Directors passed a resolution for the issue of
      140.000.000 Mandatory Convertible Securities "Capital BCP 2005" (the "Capital BCP 2005 Securities" or simply "Securities"), in book-entry registered form with par value of 5.00 euros per security and a 3-year maturity, to be offered with pre-emptive rights to existing shareholders.

      Subscription rights will be attributed to each shareholder at the ratio of one subscription right for every ten ordinary shares, rounded downwards. The number of Securities each shareholder is entitled to subscribe is obtained by multiplying the number of subscription rights held at the subscription date, by a factor of 0.60368995 and rounded downwards to the nearest integer.

      Securities not initially subscribed for, shall be allocated pro-rata to holders of subscription rights who have declared their intention to subscribe for additional Securities, proportionally to the amount of their respective initial subscriptions, rounded downwards to the nearest integer.

      Any securities remaining unsubscribe after the exercise of rights and the pro-rata allocation can be subscribed for by institutional investors that have placed their orders during the offer period.

2. The subscription period shall run from 8:30 a.m (Lisbon time) on 9 December 2002, until 3:00 p.m. (Lisbon time) on 23 December 2002. Shares will trade ex rights on 4 December 2002 and therefore BCP shares traded on and from that date will no longer entitle the holder to subscribe for the Securities. These dates are still subject to confirmation and any change to the expected timetable will be announced as and when required.

3. Subscription orders may be placed at any branch of Banco Comercial Portugues, S.A., or through authorized financial intermediaries.

4. Payment of the issue price of the Securities, of 5.00 euros per security, will be made entirely in cash and at the time of subscription.

5.    Shareholders are advised that, in accordance with the offering prospectus:

      a) The Securities will bear interest at an annual rate of 9%. Interest will accrue and will be payable quarterly in arrears, with accrual and payment subject to certain conditions, which are defined in the prospectus, in particular the availability of distributable funds (as defined in the prospectus) and the regulatory capital ratio on a consolidated basis being at or above the level required by the Bank of Portugal;

      b) The Securities are mandatorily convertible into ordinary shares of BCP, and are therefore fully amortised exclusively through the delivery of BCP ordinary shares. Each Security holder will be entitled to a number of shares obtained by dividing the total par value of the Securities held, by the applicable conversion price. In case the resulting number is not an integer, and given that fractional shares cannot be delivered, the result will be rounded downwards to the nearest integer and the holder will be entitled to receive in cash an amount corresponding to the remaining fraction.

      c) The conversion price will be determined at the end of the subscription period as the volume-weighted average price of the ordinary shares of BCP traded in the main official market of Euronext Lisbon during the 4 last trading days comprised in the subscription period.

Shareholders should note that this public offering is subject to registration with the Portuguese Securities Exchange Commission ("Comissao do Mercado de Valores Mobiliarios").


Lisbon, 21 November 2002

Banco Comercial Portugues, S.A